

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 17, 2024

Rafael Pinedo
President and Principal Executive Officer
CAM Group, Inc.
5900 Balcones Drive,
Suite 100
Austin, TX 78731

> **Re: CAM Group, Inc.**
> **Amendment No. 3 to Offering Statement on Form 1-A**
> **Filed July 9, 2024**
> **File No. 024-12339**

Dear Rafael Pinedo:

We have reviewed your amended offering statement and have the following comment(s).

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 14, 2024 letter.

Amendment No. 3 to Offering Statement on Form 1-A, Filed July 9, 2024

Use of Proceeds, page 25

1. We note you have removed the "Mid" and "Min" proceeds allocations from this section and kept only the "Max" allocation; however, elsewhere in the offering statement you keep language referring to a range of different amounts you expect to raise. Please restore the previous "Mid" and "Min" allocations, or please explain why the "Mid" and "Min" allocations are no longer needed.

General

2. We note your updated disclosure on page 8 from "provides" to "seeks to provide." Please confirm, if true, if this indicates that CAM Group Inc. is not currently acting as a government contractor. If you are not currently acting as a government contractor, please update the rest of the offering statement to clarify your current status. As non-exclusive

examples, we note that on page 12 you say you "*depend on a small number of customers,*" on page 13 you say you are already a "*prime contractor*" indicating that you are currently acting as a government contractor, and on page 29 you use the heading "Current Operations" to describe activities that you plan to pursue but that are not actually current operations of your business.

Please contact Nicholas Nalbantian at 202-551-7470 or Dietrich King at 202-551-8071 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Frank I Igwealor, Esq.